Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-36281
PROSPECTUS

                                1,040,456 Shares

                                 MicroAge, Inc.

                                  Common Stock

         This Prospectus relates to the offer and sale by Leo James Russell, Steven R. Becker, and Robert S. Curry ("Selling Stockholders") of an aggregate of 1,040,456 shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of MicroAge, Inc., a Delaware corporation (the "Company"). The Company will not receive any portion of the proceeds from the sale of the Common Stock offered hereby. All expenses of registration incurred in connection with this offering are being borne by the Company. The brokerage and other expenses of sale incurred by the Selling Stockholders will be borne by the Selling Stockholders. See "Plan of Distribution" and "Selling Stockholders."


         The Company's Common Stock is traded on Nasdaq Stock Market under the symbol "MICA." On February 24, 1998, the closing sale price for the Common Stock, as reported by Nasdaq Stock Market, was $12.25 per share.

                          ----------------------------

         SEE "RISK FACTORS" ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                          ----------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                February 25, 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements, and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. In addition, the Company's Common Stock is traded on Nasdaq Stock Market. Reports, proxy statements, and other information filed by the Company are also available for inspection at the offices of Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") that the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement and the exhibits thereto and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Common Stock offered hereby. Statements contained in this Prospectus as to the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete and, in each instance, reference is made to the copy of such document as so filed. Each such statement is qualified in its entirety by such reference.

                      INFORMATION INCORPORATED BY REFERENCE

         The following documents have been filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus: (i) the Annual Report of the Company on Form 10-K for the fiscal year ended November 2, 1997, and (ii) the description of the Company's Common Stock included in Registration Statements on Form 8-A, dated June 12, 1987 (as amended on August 5, 1993, March 28, 1994, and December 30, 1994), dated February 24, 1989 (as amended on March 28, 1994 and December 30, 1994), and dated December 30, 1994. All other documents and reports filed by the Company with the Commission pursuant to Sections 13, 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering of the Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be made a part hereof from their respective dates of filing.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will cause to be furnished without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to Investor Relations, MicroAge, Inc., 2400 South MicroAge Way, Tempe, Arizona 85282; telephone: (602) 366-2414.

                                  RISK FACTORS

         The purchase of the Common Stock offered hereby involves substantial risk. The following matters, including those mentioned elsewhere, should be considered carefully by a prospective investor in evaluating a purchase of the Common Stock.

Intense Competition

         The computer reseller industry is characterized by intense competition, based primarily on product availability, price, speed of delivery, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines, service and post-sale support, and quality of customer training. In addition, the Company faces competition in the recruitment and retention of franchised and non-franchised resellers. The Company and its reseller locations compete for sales with numerous other computer resellers, including (i) master resellers; (ii) direct resellers; (iii) wholesalers (resellers that do not sell to end-users); (iv) vendors that sell directly to large purchasers; and (v) parties that implement other sales methods, such as direct mail, computer "superstores," and mass merchandisers. There can be no assurance that the Company will not lose market share, or that it will not be forced in the future to reduce its prices in response to the actions of its competitors and thereby experience a reduction in its gross margins.

Narrow Margins

         The Company has experienced low operating and gross profit margins caused by intense price competition within its industry. The Company has partially offset the effect of the low margins by achieving increased revenue and reduced operating expenses as a percentage of revenue; however, there can be no assurance that the Company will maintain or increase revenue or further reduce expenses (as a percentage of revenue) in the future. Future operating and gross profit margins may be adversely affected by market pressures, the introduction of new Company initiatives, changes in revenue mix, the Company's utilization of early payment discount opportunities, vendor pricing actions, changes in supplier incentive funds, and other competitive and economic pressures.

Dependence on Supplier Incentive Funds

         The Company receives funds from certain suppliers which are earned through marketing programs or meeting purchasing, sales, or other objectives established by the supplier. There can be no assurance that these programs will be continued by the suppliers. A substantial reduction in the supplier funds available to the Company would have a material adverse effect on the Company's business, financial condition, and results of operations.

Product Supply; Dependence on Key Vendors

         The computer reseller industry continues to experience product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products. In addition, certain vendors have initiated new channels of distribution that increase competition for the available product supply. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's customer orders on a timely basis. Although the Company has not historically encountered such conditions, the failure to obtain adequate product supplies, if competitors were able to obtain them, could have a material adverse effect on the Company's business, financial condition, and results of operations.

         Three vendors of the Company each represented more than 10% of total product sales for the fiscal year ended November 2, 1997. They were COMPAQ Computer Corporation ("COMPAQ"), Hewlett-Packard Company ("Hewlett- Packard"), and International Business Machines Corporation ("IBM"). In fiscal 1997, sales of products from COMPAQ, Hewlett-Packard, and IBM represented 23%, 20%, and 14%, respectively, of the Company's total product sales. During fiscal 1997 and fiscal 1996, sales of these three manufacturers' products represented approximately 57% and 56%, respectively, of the Company's revenue from product sales.

         The Company's agreements with these vendors generally are renewed periodically and permit termination by the vendor without cause, generally upon 30 to 90 days' notice, depending on the vendor. In addition, the Company's business is dependent upon price and related terms and product availability provided by its key vendors. Although the Company considers its relationships with COMPAQ, Hewlett-Packard, and IBM to be good, there can be no assurance that these relationships will continue as presently in effect or that changes by one or more of these key vendors in their volume discount schedules or other marketing programs would not adversely affect the Company. Termination or nonrenewal of the Company's agreements with COMPAQ, Hewlett-Packard, or IBM would have a material adverse effect on the Company's business, financial condition, and results of operations.

Potential Fluctuations in Quarterly Results

         The Company's operating results may vary significantly from quarter to quarter depending on certain factors, including, but not limited to, demand for the Company's information technology products and services; the amount of supplier incentive funds received by the Company (see "Dependence on Supplier Incentive Funds" above); the results of acquired businesses; product availability; competitive conditions; new product introductions; changes in customer order patterns; and general economic conditions. In particular, the Company's operating results are sensitive to changes in the mix of product and service revenues, product margins, inventory adjustments, and interest rates. Although the Company attempts to control its expense levels, these levels are based, in part, on anticipated revenues. Therefore, the Company may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, quarterly period-to-period comparisons of the Company's financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, although the Company's financial performance has not exhibited significant seasonality in the past, the Company and the computer industry in general tend to follow a sales pattern with peaks occurring near the end of the calendar year, due primarily to special vendor promotions and year-end business purchases.

Risk of Declines in Inventory Value

         The Company's business is subject to the risk that the value of its inventory will be adversely affected by price reductions by suppliers or by technological changes affecting the usefulness or desirability of the products comprising the inventory. It is the policy of most suppliers of the Company's products to protect distributors such as the Company, who purchase directly from such suppliers, from the loss in value of inventory due to technological change or the supplier's price reductions. Under the terms of many of the Company's distribution agreements, suppliers will credit the Company for inventory losses resulting from the supplier's price reductions if the Company complies with certain conditions. However, suppliers are taking steps to reduce such price protection. The Company believes that it will be able to manage inventories at levels which minimize the risk of non-protected price decreases, but there can be no assurance that the losses from price reductions will not be incurred. Such losses could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, under many of the Company's agreements, the Company has the right to return for credit or exchange for other products a portion of the inventory items purchased, within a designated period of time. Since the Company can return only a portion of its inventory, the Company could be forced to liquidate nonreturnable aged inventory at prices below the Company's cost. A supplier who elects to terminate a distribution agreement may repurchase from the distributor the supplier's products carried in the distributor's inventory. The industry practices discussed above are sometimes not embodied in written agreements and do not protect the Company in all cases from declines in inventory value. No assurance can be given that such practices will continue, that unforeseen new product developments will not materially adversely affect the Company, or that the Company will be able to successfully manage its existing and future inventories. The Company establishes reserves for estimated losses due to obsolete inventory in the normal course of business. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. However, significant declines in inventory value in excess of established inventory reserves could have a material adverse effect on the Company's business, financial condition, or results of operations.

No Assurance of Successful Acquisitions or Investments

         The Company has acquired or invested in, and intends to acquire or invest in, local or regional resellers to expand the Company's service offerings and its reach into certain geographic areas. As a result, the Company is continually evaluating potential acquisition and investment opportunities, which may be material in size and scope. Any acquisitions or investments by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely effect the Company's profitability. Acquisitions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, the integration of the acquired companies' management information systems with those of the Company, and the potential loss of key employees of the acquired companies, all of which could have a material adverse effect on the Company's business, financial condition, or results of operations.

Capital Intensive Nature of Business

         The Company's business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. The Company has financed its growth and cash needs to date primarily through working capital financing facilities, bank credit lines, common stock offerings, and cash generated from operations. The primary uses of cash have been to fund increases in inventory and accounts receivable resulting from increased sales. If the Company is successful in achieving continued revenue growth, its working capital requirements will continue to increase.

         The Company maintains three primary financing agreements (the "Financing Agreements") with an aggregate borrowing capacity of $675 million. The Financing Agreements expire in August 2000, but any of the Financing Agreements may be terminated 90 days after either party gives the other party notice of termination. At November 2, 1997, the Company had approximately $386 million outstanding under the Financing Agreements. Of the $675 million of borrowing capacity represented by the Financing Agreements, $289 million was unused as of November 2, 1997. Utilization of the unused $289 million is dependent upon, among other things, the Company's collateral availability at the time the funds would be needed.

         Borrowings under the Financing Agreements are secured by substantially all of the Company's assets, and the Financing Agreements contain certain restrictive covenants, including working capital and tangible net worth requirements and ratios of debt to tangible net worth and current assets to current liabilities. At November 2, 1997, the Company was in compliance with these covenants.

         The unavailability of a significant portion of, or the loss of, the Financing Agreements or trade credit from vendors would have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that the Company will be able to borrow adequate amounts on terms acceptable to the Company.

Dependence on Information Systems

         The Company depends on a variety of information systems for its operations, particularly its centralized information processing system which supports, among other things, inventory management, order processing, shipping, receiving, and accounting. Although the Company has not in the past experienced significant failures or down time of its centralized information processing system or any of its other information systems, any such failure or significant down time could prevent the Company from taking customer orders, printing product pick-lists, and/or shipping product and could prevent customers from accessing price and product availability information from the Company. In such event, the Company could be at a severe disadvantage in determining appropriate product pricing or the adequacy of inventory levels or in reacting to rapidly changing market conditions. A failure of the Company's information systems which impacts any of these functions could have a material adverse effect on the Company's business, financial condition, or results of operations. In addition, the inability of the Company to attract and retain the highly-skilled personnel required to implement, maintain, and operate its centralized information processing system and the Company's other information systems could have a material adverse effect on the Company's business, financial condition, or results of operations. In order to react to changing market conditions, the Company must continuously expand and improve its centralized information processing system and its other information systems. There can be no assurance that the Company's information systems will not fail, that the Company will be able to attract and retain qualified personnel necessary for the operation of such systems, or that the Company will be able to expand and improve its information systems.

Year 2000 Issues

         Many currently installed computer systems and software products, including several used by the Company, are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Therefore, the Company's date critical functions related to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, merchandise, planning and replenishment, facilities, and financial systems may be adversely affected unless these computer systems are or become year 2000 compliant. The Company began work several years ago to prepare its computer-based systems for the year 2000 and is utilizing both internal and external resources to identify, correct, or reprogram, and test its systems for year 2000 compliance. The Company is in the final stages of implementing the required changes to its internal computer systems and has recently begun a review of the computer systems used in recently acquired businesses and operations. The Company continues to evaluate the estimated costs associated with these efforts based on actual experience and does not expect the future costs of resolving its internal year 2000 issues to materially exceed the year 2000 related costs incurred in recent years. However, no assurance can be given that the Company's computer systems will be year 2000 compliant in a timely manner or that the Company will not incur significant additional expenses pursuing year 2000 compliance. Furthermore, even if the Company's systems are year 2000 compliant, there can be no assurance that the Company will not be adversely affected by the failure of others to become year 2000 compliant or by the failure of the Company's vendors to provide year 2000 compliant products for resale or configuration by the Company. For example, the Company may be adversely affected by, among other things, warranty and other claims made by the Company's customers related to product failures caused by the year 2000 problem, the disruption or inaccuracy of data provided to the Company by non-year 2000 compliant third parties, and the failure of the Company's service providers, such as security, data processing, and independent shipping companies to become year 2000 compliant. In an effort to evaluate and reduce its exposure in this area, the Company has inquired of its vendors and other partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the year 2000. In particular, the Company has obtained written statements from a substantial majority of its suppliers that certain of their products are year 2000 compliant, can be upgraded to meet year 2000 demands, or do not affect "date sensitive" information. However, despite the Company's efforts to date, there can be no assurance that the year 2000 problem will not have a material adverse effect on the Company in the future.

Dependence on Independent Shipping Companies

         The Company relies almost entirely on arrangements with independent shipping companies for the delivery of its products. Products are shipped from suppliers to the Company through a variety of independent common carriers. Currently, United Parcel Service ("UPS") delivers a majority of the Company's products to its reseller customers. The termination of the Company's arrangements with UPS or other independent shipping companies, or the failure or inability of one or more of these independent shipping companies to deliver products from suppliers to the Company, or products from the Company to its reseller customers or their end-user customers could have a material adverse effect on the Company's business, financial condition, or results of operations. For instance, an employee work stoppage or slow-down at one or more of these independent shipping companies could materially impair that shipping company's ability to perform the services required by the Company. There can be no assurance that the services of any of these independent shipping companies will continue to be available to the Company on terms as favorable as those currently available or that these companies will choose or be able to perform their required shipping services for the Company.

Technological Change

         The Company's industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory and stock to decline substantially in value or to become obsolete. In addition, suppliers may give the Company limited or no access to new products being introduced. Although the Company believes that it has adequate price protection and other arrangements with its suppliers to avoid bearing the costs associated with these changes, no assurance can be given that future technological or other changes will not have a material adverse effect on the Company's business, financial condition, or results of operations. See "Risk of Declines in Inventory Value."

Possible Volatility of Stock Price

         The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by research analysts, conditions in the computer industry, or general market or economic conditions, among other factors. In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations have had a substantial effect on the market prices of many technology companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could materially adversely affect the market price for the Common Stock.

                                 USE OF PROCEEDS

         All 1,040,456 shares of Common Stock offered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

         On September 5, 1997, a subsidiary of the Company merged with and into Pride Technologies Incorporated ("Pride") pursuant to an Agreement and Plan of Reorganization, dated September 5, 1997 (the "Agreement"). Prior to the merger, Pride was one of the Company's reseller locations and purchased the Company's products for resale to its customers. At the time of the merger, Leo James Russell (the "Pride Selling Stockholder") owned all of the issued and outstanding shares of the capital stock of Pride. As a result of the merger, Pride became a wholly-owned subsidiary of the Company and the Pride Selling Stockholder's shares of Pride common stock were automatically canceled and extinguished and were converted into 932,039 shares of the Company's Common Stock. Under the Agreement, the Company is required to register for public sale those shares of Common Stock issued to the Pride Selling Stockholder. This Prospectus is a part of the Registration Statement filed by the Company in order to satisfy this requirement. In addition, in connection with the Agreement, the Company entered into an Employment Agreement with Leo James Russell.

         On July 7, 1997, a subsidiary of the Company merged with and into KNB Incorporated ("KNB") pursuant to an Agreement and Plan of Reorganization, dated July 3, 1997 (the "Agreement"). Prior to the merger, KNB was one of the Company's reseller locations and purchased the Company's products for resale to its customers. At the time of the merger, Steven R. Becker and Robert S. Curry (the "KNB Selling Stockholders") owned all of the issued and outstanding shares of the capital stock of KNB. As a result of the merger, KNB became a wholly-owned subsidiary of the Company and the KNB Selling Stockholders' shares of KNB common stock were automatically canceled and extinguished and were converted into 108,417 shares of the Company's Common Stock. Under the Agreement, the Company is required to register for public sale those shares of Common Stock issued to the KNB Selling Stockholders. This Prospectus is a part of the Registration Statement filed by the Company in order to satisfy this requirement. In addition, in connection with the Agreement, the Company entered into a three month Consulting Agreement with Steven R. Becker.

         The following table provides certain information with respect to the Common Stock owned by the Selling Stockholders as of the date hereof.

                         No. of Shares
                          of Common        Percentage of                     No. of Shares of      Percentage of
                         Stock Owned       Common Stock    No. of Shares       Common Stock        Common Stock
                         Prior to the     Owned Prior to      of Common        Owned After        Owned After the
Selling Stockholder        Offering        Offering(1)    Stock Offered      the Offering(2)        Offering(2)
-------------------        --------        -----------    -------------      ---------------        -----------
Leo James Russell          932,039              4.8%          932,039                0                   0%
Steven R. Becker           104,080               .5%          104,080                0                   0%
Robert S. Curry              6,337               *              4,337              2,000                 *
                         ---------              ----        ---------              -----                ---

                         1,042,456              5.3%        1,040,456              2,000                 0%

* The number of shares of Common Stock is less than .1%.

----------
(1) Includes all shares of Common Stock beneficially owned by the Selling Stockholders as a percentage of the 19,558,474 shares of Common Stock outstanding at February 24, 1998.
(2) Assumes that Selling Stockholders dispose of all the shares of Common Stock covered by this Prospectus and do not acquire any additional shares of Common Stock.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the sale of 1,040,456 shares of Common Stock by the Selling Stockholders. The Selling Stockholders may from time to time effect sales of Common Stock in ordinary broker's transactions on Nasdaq Stock Market, at the price prevailing at the time of such sales, at prices relating to such prevailing market prices, or at negotiated prices. In connection with distributions of the Common Stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, banks or broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell Common Stock short and redeliver the Common Stock to close out such positions. The Selling Stockholders may also enter into option or other transactions with banks or broker-dealers which require the delivery to the bank or broker-dealer of the Common Stock registered hereunder, which the bank or broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Stockholders may also lend or pledge the Common Stock to a bank or broker-dealer and the bank or broker-dealer may sell the Common Stock so loaned, or upon a default, bank or broker-deaker may effect sales of the pledged Common Stock pursuant to this Propsectus. It is anticipated that any broker-dealers participating in such sales of securities will receive the usual and customary selling commissions. The Selling Stockholders and any dealers or agents participating in the distribution of the shares may be deemed to be "underwriters" as defined in the Securities Act and any profit on the sale of the share by them and any discounts, commissions or concessions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         It is not possible at the present time to determine the price to the public in any sale of the shares by Selling Stockholders. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by Selling Stockholders. The aggregate proceeds to the Selling Stockholders from the sale of the share will be the purchase price of the shares sold less all applicable commissions and underwriters' discounts, if any. The Company will pay all of the expenses incident to the registration of the Common Stock offered hereby, other than commissions and selling expenses with respect to the Common Stock being sold by the Selling Stockholders.

                                  LEGAL MATTERS

         The validity of the Common Stock offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended November 2, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

=======================================  =======================================
---------------------------------------  ---------------------------------------

         No  dealer,   salesperson,  or
other  person  has been  authorized  in
connection  with this  offering to give
any   information   or  to   make   any
representations    other   than   those               MicroAge, Inc
contained  in this  Prospectus  and, if
given  or  made,  such  information  or
representations must not be relied upon
as  having  been   authorized   by  the                 1,040,456
Company.  Neither the  delivery of this
Prospectus  nor any sale made hereunder
shall, under any circumstances,  create                   Shares
any implication  that there has been no
change in the  affairs  of the  Company                     of
since  the  date  hereof  or  that  the
information contained herein is correct                Common Stock
as of any date  subsequent  to the date
hereof.   This   Prospectus   does  not
constitute  an offer of the  securities
offered   hereby   by   anyone  in  any
jurisdiction in which it is unlawful to
make such offer of solicitation.

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           TABLE OF CONTENTS

     ----------------------------

                                        Page
                                        ----
Available Information......................2
Information Incorporated by Reference......2
Risk Factors...............................3
Use of Proceeds............................8
Selling Stockholders.......................9
Plan of Distribution.......................9
Legal Matters.............................10
Experts...................................10

                                              ----------------------------

                                                        PROSPECTUS

                                              ----------------------------

                                                    February 25, 1998

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